

March 28, 2013

Via E-mail
Mr. Dominic J. Caruso
Chief Financial Officer
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

Re: Johnson & Johnson
Form 10-K for the Fiscal Year Ended December 30, 2012
Filed February 22, 2013
File No. 001-03215

Dear Mr. Caruso:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, providing the requested information or by advising us when you will provide the requested response. If you do not believe an amendment is appropriate or that a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the amended filing and the information you provide in response to these comments, we may have additional comments.

Business
Patents and Trademarks, page 2

1. We note your statement on page 2 that you believe the patents related to REMICADE® are material to the company. Please amend your disclosure to explain:
    *   whether you own or license these patents, and from whom you license them, if applicable;
    *   the material jurisdictions in which you hold these patents; and
    *   the expiration dates of these patents.

    In addition, please describe your anticipated response to the loss of protection, including for example, any plans to apply for exclusivity extensions and the basis for such actions. If you do not intend to take any such actions please disclose that as well.

Exhibit 13
Notes to Consolidated Financial Statements
Note 20. Business Combinations and Divestitures, page 50

2. Throughout your note, you reference to purchase price allocations. Please tell us how using purchase price allocation complies with the acquisition method as described in ASC 805.

3. Please explain to us your basis for concluding that the estimated useful life of the Synthes amortizable intangibles was a weighted average of 21 years. Please breakout this analysis between customer relationships and patents and technology.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to this filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joel Parker, Accounting Branch Chief, at (202) 551-3651 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. Please contact Amy Reischauer, Staff Attorney, at (202) 551-3793 or Jeffrey P. Riedler, Assistant Director, at (202) 551-3715 with questions on comment one. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant